PUBLIC

SECU[illegible]ISSION

14046250

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 25 2014

SEC FILE NUMBER
8- 66474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trout Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway - 9th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Fassberg
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Jonathan Fassberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trout Capital LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

CHRISTOPHER WONG
NOTARY PUBLIC, STATE OF NY
NO. 01WO5068228
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 28, 2014

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROUT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report

To the Members
Trout Capital LLC

We have audited the accompanying statement of financial condition of TROUT CAPITAL LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report

To the Members
Trout Capital LLC

Page Two

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Trout Capital LLC as at December 31, 2013 in conformity with accounting principles generally accepted in the United States.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2014

TROUT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2013

ASSETS

Cash	$ 1,783,900
Accounts receivable	10,000
Prepaid expenses and taxes	20,210
Property and equipment (at cost, less $51,544 accumulated depreciation)	129,834
Deferred tax asset	1,888
TOTAL	$ 1,945,832

LIABILITIES

Accounts payable and accrued expenses	$ 68,860
Income taxes payable	26,337
Due to affiliate	795,300
Total liabilities	890,497
Commitments	

MEMBERS' EQUITY

Members' equity	1,055,335
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,945,832

The notes to financial statements are made a part hereof.

NOTE A - Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York State on November 13, 2003. The Company conducts business as a broker dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE B - Summary of Significant Accounting Polices

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. The Company has considered subsequent events through February 20, 2014, the date its financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2013, the Company's cash balances exceed that limit by approximately $1,557,000.

(Continued)

NOTE B - Summary of Significant Accounting Polices (Continued)

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock warrants as part of its compensation. The Company treats those investments as trading securities and recognizes income for the fair value of the securities received. The investments are fair valued again at each balance sheet date and the difference recognized as unrealized gain or loss. See Note C for a discussion of fair value measurements.

Revenue and Accounts Receivable

Currently, the Company deals exclusively with clients in the biotechnology industry. The Company engages in the private placement of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes. Given the nature of the Company's business, the majority of its annual fees and commissions are earned from different customers. For the year ended December 31, 2013, four customers accounted for 57% of total revenues, the largest of which accounted for 15%.

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. Management believes that all accounts at December 31, 2013 are fully collectible. Therefore, no allowance for doubtful accounts is deemed required at December 31, 2013.

Property and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are being depreciated using straight-line method over the life of the lease. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Recognition/Business Activities

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt from SEC Rule 15c-3-3 under Section (k)(2)(i).

Shared Operating Expenses

The Company shares various operating expenses with The Trout Group LLC, which is affiliated through common ownership. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties (see Note F).

Income Taxes

The Company has elected to be treated as a limited liability company and is not subject to federal and certain state income taxes. Accordingly, its operations are reportable on the individual income tax returns of the Company's members and related income taxes thereon are payable by them. Income taxes on the statement of income for the year ended December 31, 2013 consist of California and New York State LLC fees, and New York City Unincorporated Business Taxes.

Generally accepted accounting principles clarifies the accounting for uncertain tax positions recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. Income tax returns for the years ended December 31, 2010, 2011, and 2012 remain open to examination by federal, state and local income tax authorities.

NOTE C - Fair Value Measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

(Continued)

NOTE C - Fair Value Measurements (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

All of the Company's investments at December 31, 2013 comprise of warrants in a publicly traded company (see Note B) and involve Level 3 inputs. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. The following summarizes its activity in the warrants for the year ended December 31, 2013.

	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Losses Related to Assets Held at Year-end	Ending Balance
Common stock warrants:				
Biotechnology	$ 38,716	$ -	$ (38,716)	$ -

NOTE D - Property and Equipment

Property and equipment as of December 31, 2013 consists of:

		Estimated Useful Life
Cost:		
Furniture and fixtures	$ 40,114	5 years
Leasehold Improvements	125,000	Life of lease
Computer software	16,264	5 years
Total	181,378	
Less accumulated depreciation	(51,544)	
Net	$ 129,834	

Depreciation expense for the year ended December 31, 2013 was $17,014.

(Continued)

NOTE E - Members' Equity

Pursuant to an operating agreement, effective May 1, 2006, the Company created various classes of members as follows:

Class A members are registered representatives of the Broker/Dealer and are entitled to an allocation of the profits of the Company. All Class A members are voting members of the Management Committee. Class A members are entitled to a distribution based on gross commission revenue in addition to an allocation of the Company's profit.

Class B members are the original members, are nonvoting, and share only in the profit and loss of the Company.

Class C members become such upon the termination, resignation, death or disability of a Class A member. Class C members have a non-voting terminal profits interest in the Company. Currently, there are no Class C members.

An individual member may be both a Class A and a Class B member.

NOTE F - Related Party Transactions

Shared Expenses

As discussed in Note B, the Company has entered into an agreement with an affiliate, The Trout Group LLC, to share various operating expenses, including the base salaries for employees who qualify as registered representatives. The Company is totally responsible for the salaries of registered representatives above the base amount. Shared expenses for 2013 totaled $1,767,826. At December 31, 2013, the total amount due to The Trout Group LLC was $795,300.

(Continued)

NOTE G - Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2013, the Company's net capital exceeded the minimum requirement by $834,037. The ratio of aggregate indebtedness to net capital was .997 to 1.